UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Blue Spa Incorporated

(Exact name of registrant as specified in its charter)

Nevada	000-54875	00-0000000
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification No.)

403 E. Commerce Street, San Antonio, Texas	78205
(Address of principal executive offices)	(Zip Code)

011-41-79-515-5555

Registrant’s telephone number, including area code

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about August 10, 2016, by Blue Spa Incorporated to the holders of record of shares of common stock, par value $0.0001 per share, of Blue Spa.

You are receiving this information statement in connection with the appointment of one new member to Blue Spa’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY the STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

August 9, 2016

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about August 10, 2016, by Blue Spa Incorporated to the holders of record of its shares of common stock as of the close of business on August 8, 2016. This Information Statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. Blue Spa is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action. This Information Statements is being provided solely for informational purposes and not in connection with a vote of the Blue Spa’s shareholders.

You are receiving this Information Statement to inform the shareholders of Blue Spa of a change in control of the Company and a change in the majority of the Board effected pursuant to a share purchase agreement, dated as of July 25, 2016 (the “Purchase Agreement”), between one of Blue Spa’s shareholders, Law Yau Yau and Workplan Holding Inc.

NO VOTE OR OTHER ACTION BY the STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

You are not required to send blue spa a proxy.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Blue Spa’s shareholders of record as of August 8, 2016 (the “10-day Period”), Law Yau Yau has agreed to a private sale of four million shares of the common stock that he currently owns to Workplan Holding Inc. In connection with the closing of such sale, Mr. Yau has agreed to resign as Blue Spa’s sole director, chief financial officer, treasurer, and corporate secretary and to appoint Suha Hächler to serve in those capacities. Mr. Hächler has agreed to serve in all of such positions.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Blue Spa’s Board of Directors has been furnished to Blue Spa by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information. To Blue Spa’s knowledge, there are no arrangements or understandings among Mr. Yau and Workplan Holding Inc. and their associates with respect to the election of directors or other matters.

In connection with the Purchase Agreement, on the Purchase Date, Blue Spa’s sole director, Law Yau Yau, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Suha Hächler as the new sole director of Blue Spa prior to tendering his resignation as a director. Rule 14f-1 provides that Mr. Hächler will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Blue Spa’s shareholders, and will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Blue Sky’s knowledge, Mr. Hächler does not hold any position with Blue Spa, other than president, chief executive officer, chief financial officer, treasurer, and corporate secretary, and has not been involved in any transactions with Blue Spa or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Blue Spa’s knowledge, Mr. Hächler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past five years, and has not been subject to a finding of any violation of federal or state securities laws.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of Blue Spa, Mr. Hächler will become the sole director of Blue Spa

Information Regarding the Company

Please read this Information Statement carefully. It provides certain general information about Blue Spa and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period. All of Blue Spa’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

Voting Securities and principal holders thereof

Voting Securities

Blue Spa’s authorized capital stock consists of 500,000,000 shares of common stock at a par value of $0.0001 per share. As of the Record Date, 7,000,000 shares of common stock were issued and outstanding and nil shares of common stock were reserved for options, warrants or other commitments. All of the issued shares have been validly issued and are fully paid and non-assessable.

Holders of Blue Spa’s common stock are entitled to one vote for each share on all matters to be voted on by shareholders. Holders of Blue Spa’s common stock have no cumulative voting rights. The shareholders are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of Blue Spa’s common stock have no preemptive rights to purchase more Blue Spa common stock. There are no conversion rights or sinking fund provisions for the common stock.

Principal Stockholders and Holdings of Management

(a) Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	Christopher Grunder 2316 Pine Ridge Road, 383 Naples, Florida 34109	4,000,000 [3]	57.1%

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this filing from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 7,000,000 shares of common stock issued and outstanding as of August 8, 2016.

[3] The shares are registered in the name of Workplan Holding Inc., and Christopher Grunder is the sole shareholder of that company.

(b) Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	Suha Hächler 403 E. Commerce Street, San Antonio, Texas 78205	Nil	0%
common stock	Law Yau Yau 26/F Building A, Times Plaza 2 Zongfu Road Chengdu, 610016, China	Nil	0%
common stock	Directors and Executive Officers (as a group)	Nil	0%

[1] Based on 7,000,000 shares of common stock issued and outstanding as of August 8, 2016.

Schedule 14f-1	Blue Spa Incorporated	Page 3

Change of Control

On July 25, 2016 the parties entered into the Purchase Agreement and pursuant thereto Workplan Holding Inc. purchased and Mr. Yau sold an aggregate of four million previously issued and outstanding shares of Blue Spa’s restricted common stock, equal to 57.1% of the issued and outstanding capital stock of Blue Spa for the aggregate purchase price of $4,000.00. Mr. Yau agreed to resign and Mr. Hächler was appointed to fill the Board vacancy, and was appointed as Blue Spa’s sole officer in conjunction with the share purchase transaction.

DIRECTORS AND EXECUTIVE OFFICERS

Each director of Blue Spa holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Blue Spa’s current management team is listed below.

Officer’s Name	Title

Suha Hächler	President, CEO, CFO, Treasurer, and Corporate Secretary

Law Yau Yau	Sole director

Suha Hächler ● Mr. Hächler (68 years old) has been the president, chief executive officer, chief financial officer, treasurer, and corporate secretary of Blue Spa since July 2016. During the past five years, Mr. Hächler has been an entrepreneur and executive officer in several companies, including Xerox AG, where he was involved with the development and implementation of the printing systems. Mr. Hächler is currently teaching business management consultancy at the international school Gustav Käser in Switzerland and also studied economics at the international school HSG St. Gallen in Switzerland.

Law Yau Yau ● Mr. Yau (33 years old) has been the sole director of Blue Spa since September 2009 and from September 2009 to July 2016 was the sole officer of Blue Spa. Since January 2005 Mr. Yau has also been a Quality Control Manager for Shenzhen Linfeng Electronics Co Ltd., in the Shenzhen, Province of China.

COMPENSATION of directors and executive officers

Blue Spa has paid no compensation to its named executive officers during its fiscal year ended May 31, 2016.

Summary compensation table

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Suha Hächler	2014	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
President, CEO,	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
and CFO	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
July 2016 - present

Law Yau Yau	2014	nil	nil	nil	nil	nil	nil	nil	nil
President, CEO	2015	nil	nil	nil	nil	nil	nil	nil	nil
and CFO	2016	nil	nil	nil	nil	nil	nil	nil	nil
Sep 2007–July 2016

Schedule 14f-1	Blue Spa Incorporated	Page 4

Since Blue Spa’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, Blue Spa does not have an employment agreement with Law Yau Yau. However, Blue Spa reimburses Mr. Yau for all reasonable expenses incurred by Mr. Yau while acting as the sole director and officer of Blue Spa.

There are no employment agreements between Blue Spa and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Blue Spa or from a change in a named executive officer’s responsibilities following a change in control

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions with Related Persons

Since the beginning of Blue Spa’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Blue Spa was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Blue Spa’s total assets at year-end for the last three completed fiscal years.

During the past five fiscal years, Suha Hächler and Law Yau Yau have been promoters of Blue Spa’s business, but neither of these promoters have received anything of value from Blue Spa nor is any person entitled to receive anything of value from Blue Spa for services provided as a promoter of the business of Blue Spa.

(b) Review, Approval or Ratification of Transactions with Related Persons.

Blue Spa does not have any policies and procedures for the review, approval, or ratification of any transactions with related persons that are required to be reported this Item.

(c) Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Security Exchange Act of 1934 requires directors, executive officers and 10% or greater shareholders of Blue Spa to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership of equity securities of the Company (Form 4 and Form 5) and to provide copies of all such Forms as filed to Blue Spa. Based solely on Blue Spa’s review of the copies of these forms received by it or representations from certain reporting persons, management believes that SEC beneficial ownership reporting requirements for fiscal 2016 were met, with the exception that Law Yau Yau failed to file a Form 3 – Initial Statement of Beneficial Ownership of Securities, a Form 4 – Change of Beneficial Ownership of Securities, and a Form 5 - Annual Statement of Changes in Beneficial Ownership of Securities and Suha Hächler failed to file a Form 3 – Initial Statement of Beneficial Ownership of Securities.

(d) Audit Committee Financial Expert

Blue Spa has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Blue Spa’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Blue Spa’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Blue Spa and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

(e) Identification of Audit Committee

Blue Spa does not have a separately-designated standing audit committee. Rather, Blue Spa’s entire board of directors perform the required functions of an audit committee. Currently, Law Yau Yau is the only member of Blue Spa’s audit committee, but he does not meet Blue Spa’s independent requirements for an audit committee member. See “Item 12. (c) Director independence” below for more information on independence.

Blue Spa’s audit committee is responsible for: (1) selection and oversight of Blue Spa’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Blue Spa’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

Schedule 14f-1	Blue Spa Incorporated	Page 5

As of May 31, 2016, Blue Spa did not have a written audit committee charter or similar document.

(f) Board Leadership Structure and Role in Risk Oversight

Blue Spa’s chairman of the board is currently Suha Hächler. Pursuant to Blue Spa’s By-Laws the chairman of the board will preside at all meetings of directors and shareholders, and will be responsible to ensure that all orders and resolutions of the Board of Directors are carried into effect.

The Board of Directors is responsible for overseeing the overall risk management process. Risk management is considered a strategic activity within Blue Spa and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of Blue Spa’s Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

(g) Director independence

Blue Spa’s board of directors currently solely consists of Law Yau Yau. Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, Blue Spa’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual. In summary, an “independent director” means a person other than an executive officer or employee of Blue Spa or any other individual having a relationship which, in the opinion of Blue Spa’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Blue Spa in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years. Also, the ownership of Blue Spa’s stock will not preclude a director from being independent.

In applying this definition, Blue Spa’s board of directors has determined that Mr. Yau does not qualify as an “independent director” pursuant to the same rule.

As of the date of the report, Blue Spa did not maintain a separately designated compensation or nominating committee.

Blue Spa has also adopted this definition for the independence of the members of its audit committee. Law Yau Yau is the sole member of Blue Spa’s audit committee as a result of being the sole director. Blue Spa’s board of directors has determined that Mr. Yau is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

(h) Meeting of Directors

There were no meetings of the Board of Directors during the last full fiscal year, and all actions taken by the Board of Directors were taken by consent resolution.

(i) No Nominating Committee

Blue Spa does not have a standing nominating committee nor a nomination committee charter. The Board of Directors is responsible for identifying new candidates for nomination to the Board. Blue Spa has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors.

(j) No Compensation Committee

Blue Spa does not have a standing compensation committee nor a compensation committee charter. The functions of a compensation committee are currently assumed by the Board of Directors.

(k) Shareholder Communications

Blue Spa has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to Blue Spa at the address and telephone number set out on the cover page to this information statement.

Schedule 14f-1	Blue Spa Incorporated	Page 6

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Blue Spa Incorporated caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 11, 2016

blue spa incorporated

By:	/s/ Suha Hächler
Suha Hächler
President and Chief Executive Officer

Schedule 14f-1	Blue Spa Incorporated	Page 7